Mail Stop 3561

August 26, 2008

Mr. Thomas Scozzafava
Chief Executive Officer
Seaway Valley Capital Corporation
10-18 Park Street, 2nd Floor
Gouverneur, NY 13642

      Re: **Seaway Valley Capital Corporation**
              Form 10-KSB for the fiscal year ended December 31, 2007
              Filed April 15, 2008
              Form 10-Q for the fiscal quarter ended March 31, 2008
              Filed May 20, 2008
              Form 8-K/A1
              Filed January 18, 2008
              File No. 001-11115

Dear Mr. Scozzafava:

      We have reviewed your response to our prior comment dated August 1, 2008, on the above referenced filings and have the following additional comment. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K December 31, 2007

General

1. Please file an Item 4.02 Form 8-K reporting non-reliance on the previously issued financial statements prior to your restatement or explain to us in detail why you believe you are not required to do so.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment. Please submit your response letter on EDGAR as a correspondence file.

You may contact Scott Stringer, Staff Accountant at (202) 551-3272, Donna DiSilvio, Review Accountant at (202) 551-3202 or me at (202) 551-3720 if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,

Andrew Mew
Accounting Branch Chief